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                                                                       EXHIBIT 1

REPORT TO SHAREHOLDERS
1ST QUARTER 2003
(U.S. DOLLARS)

         International Uranium Corporation ("IUC" or the "Company") recorded a profit of $2,265,692 ($0.03 per share) for the first quarter of fiscal 2003, as compared with a net loss of $1,133,535 ($0.02 per share) for the first quarter of fiscal 2002. The profit for the first quarter is due to the fact that the Company's White Mesa Mill is processing alternate feed materials. This enables the Company to recognize deferred revenue as revenue when the materials are processed.

         During the quarter the Company processed an estimated 56,400 tons of Ashland 1 and Molycorp alternate feed material. In addition, the Company continued to receive material during the quarter from the Ashland 1, Linde and Molycorp projects, totaling approximately 18,200 tons. Based on current projections, the mill run will be completed during the third quarter of fiscal 2003. The Company is continuing to aggressively pursue other alternate feed opportunities, as both the Ashland 1 and Molycorp projects will be completed in the second quarter of fiscal 2003.

         As part of the expansion of its alternate feed program, the Company formed a 50/50 joint venture, Urizon Recovery Systems, LLC, with Nuclear Fuel Services, Inc. ("NFS") in November 2002. The purpose of Urizon, is to pursue a program of reprocessing and recycling surplus nuclear materials which are within the U.S. Department of Energy ("DOE") complex. Preliminary engineering and design work on facilities to be built at NFS' Erwin, Tennessee site continued throughout the quarter, as well as extensive bench scale test work in support of the regulatory process. The Company anticipates submitting a license amendment in connection with this project for the Company's White Mesa Mill, early in the third quarter of fiscal 2003. Efforts on securing funding from the DOE for the project are continuing.

         With regard to the Moab Tailings Project, the Company was actively involved in the DOE's public scoping process for the Environmental Impact Statement ("EIS"), which the DOE initiated during the quarter. The Company's alternative of relocating the Moab tailings to the White Mesa Mill by a slurry pipeline transportation system is one of five relocation scenarios being evaluated. The DOE is also evaluating a "do nothing" scenario and the cap-in-place scenario in the scope of the EIS. Based on current schedules, the final EIS is expected to be published by August 2004.

         The Mongolian precious and base metals exploration program continued to progress with a major land acquisition. The Company signed a letter of intent with Datsan Trade Co., Ltd ("Datsan") of Mongolia to acquire approximately 45,000 hectares covering the Shiveen Gol copper/gold anomaly located within the Company's Tsagaan Tolgoi Regional Project in western Mongolia. The Company controls an additional 441,000 hectares through 14 exploration licenses in the Tsagaan Tolgoi district, covering an extensive trend of copper and gold prospects and occurrences.

         Acquisition of the Datsan properties, along with the Company's adjoining properties, gives the Company complete exploration rights to the large Shiveen Gol alkaline igneous complex. This complex is approximately 12 x 16 km in diameter, and was explored intermittently by Mongolian and Russian teams from 1977 to 1991. One target zone identified by the Mongolian/Russian work has a large surface Cu anomaly, high amplitude magnetic anomalies, a large conductor, and an IP chargeability anomaly. These combined features define a 1 x 3 km target zone thought to have





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characteristics similar to other major Iron Oxide Copper Gold deposits worldwide
(such as Salobo, Sossego, Candelaria, and Ernest Henry).

         The Datsan agreement grants the Company an option to purchase the Datsan properties for a total payment of $2.0 million over a four-year period, plus a net profits royalty from future production, subject to completion of the due diligence on the properties and signing of formal agreements. The due diligence activities, as well as preparation of final agreements, are currently underway.

         The Company is also progressing with its plan to transfer the acquired Datsan properties and its other Mongolian precious and base metal properties, as well as its 70% interest in the Gurvan-Saihan Joint Venture to a subsidiary of the Company. Further funds required for the Shiveen Gol and other property acquisitions in Mongolia and the 2003 field exploration program will then be raised through private and public offerings of securities of the subsidiary.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for the Company for the period ended December 31, 2002 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

         IUC is incorporated under the Business Corporations Act (Ontario). As outlined in our 2002 Annual Report, the Company has redefined the focus of its business activities and is now primarily engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). While the Company has had considerable success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to remain profitable and continue with its pursuit of this business in the future.

         The Company also owns several uranium and uranium/vanadium mines and exploration properties that have been shut down pending significant improvement in uranium and vanadium prices. The Company is seeking potential purchasers for these mining properties and associated mining equipment. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and sells vanadium and other metals that can be produced as a co-product with uranium. During fiscal 2002, the Company also initiated a precious and base metals exploration program in Mongolia.



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REVENUES

         Revenues for the first quarter of fiscal 2003 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for the first quarter of fiscal 2003 were $4,274,107 as compared to $114,987 for the first quarter of fiscal 2002. The increase of $4,159,120 was due to the continuation of the alternate feed mill run, which began during the third quarter of fiscal 2002. Alternate feed processing activities consisted primarily of receipt, sampling and analysis of Ashland 1, Linde and Molycorp materials and processing of Ashland 1 and Molycorp materials. Approximately 18,200 tons of material was received during the first quarter of fiscal 2003 bringing the total received to over 269,400 tons from the Ashland 1, Linde, Heritage and Molycorp sites.

         Tons processed in the first quarter of fiscal 2003 were estimated to be 56,400. Up to the end of the first quarter of fiscal 2003, tons processed during this mill run totaled 144,700, leaving approximately 124,700 tons to be processed during the second and third quarters of fiscal 2003. The throughput recognized in the first quarter of fiscal 2003 was less than that recognized for the fourth quarter of fiscal 2002 due to winter operating conditions and other factors.

         The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain the uranium recovered from these materials, which can be sold in subsequent periods.

         Due to the continued weak markets for vanadium, the Company elected not to sell any of its vanadium inventories during the first quarter of fiscal 2003. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor, that it intends to sell as vanadium prices strengthen. Vanadium prices have improved but continue to be in the lower range of their historical values, and are currently trading in the range of $1.40 to $1.70 per pound V2O5.

COST OF PRODUCTS AND SERVICES SOLD

         Process milling expenditures for the first quarter of fiscal 2003 of $1,687,969 increased $1,573,739 as compared to processing milling expenditures of $114,230 during the first quarter of fiscal 2002. Process milling expenditures represent the costs incurred receiving and processing alternate feed materials. The increase was due to the start-up of the Mill in fiscal 2002. Expenditures incurred during the first quarter of fiscal 2003 for processing alternate feed materials were $1,662,173 as compared to the first quarter of fiscal 2002 when the Company did not process any alternate feed materials. During the first quarter of fiscal 2003, the Company received 18,219 tons of alternate feed material as compared to the first quarter of fiscal 2002 when the Company received 20,130 tons of material. The receipt of material from the Molycorp site is complete, and the Company anticipates receiving approximately 17,000 additional tons from the Linde site during the remainder of fiscal 2003. While the receipt of material from the Ashland 1 and Heritage sites are considered to be complete, it is possible that the Company may receive a small quantity of these materials during the second quarter of fiscal 2003.


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         In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program)
materials, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of December 31, 2002, there were approximately 5,300 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. As the Mill was processing alternate feed material during the first quarter of fiscal 2003, there were no Mill stand-by expenditures. During the first quarter of fiscal 2002 the Mill did not process any alternate feed material, resulting in Mill stand-by expenditures of $659,473.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the first quarter of fiscal 2003 of $596,786 were compared to selling, general and administrative expenses of $584,177 for the first quarter of fiscal 2002.

EXPLORATION

         During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. At the end of December 2002, the Company had acquired 51 exploration licenses totaling 3.5 million hectares. Additional exploration licenses are pending. To date, activities have included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Exploration expenditures on these properties during the first quarter of fiscal 2003 were $155,416.

OTHER INCOME AND EXPENSE

         Net interest and other income was $205,884 for the first quarter of fiscal 2003 as compared to $129,374 for the first quarter of fiscal 2002. The increase of $76,510 was primarily the result of an increase in income from equipment sales.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2002, the Company had cash and short-term investments of $5,836,409 and working capital of $594,027 as compared to cash and short-term investments of $9,759,946 and a working capital deficit of $82,136 at September 30, 2002. The increase of $676,163 in working capital was primarily due to the Company processing alternate feed materials. As the alternate feed materials were processed, deferred revenue was recorded as revenue, which reduced current liabilities





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and assisted in the elimination of the Company's working capital deficit during the first quarter of fiscal 2003. The Company must continue to generate new sources of alternate feed material to ensure a positive working capital position in future periods.

         Net cash provided by operating activities was $829,991 for the first three months of fiscal 2002 and consisted primarily of net income from continuing operations of $2,265,692, adjusted for non-cash items of depreciation of $196,703, offset by an increase in accounts receivable of $1,018,763 reflecting higher receipts of alternate feed material and decreases in accounts payable and accrued liabilities of $372,753.

         Net cash used in investment activities was $1,713,913 for the three months ended December 31, 2002 and consisted primarily of the Company's $1,500,000 investment in the Urizon Joint Venture. The Urizon Joint Venture is a 50/50 venture with Nuclear Fuel Services, Inc. to pursue the development of a new, long-term, alternate feed program for the Company's White Mesa Mill that, if successful, is expected to result in the Mill producing two to three million pounds of yellowcake per year over at least a six-year period.

         Net cash used in financing activities for the three months ended December 31, 2002 totaled $3,039,615 and consisted primarily of a decrease in deferred revenues of $2,756,481. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde, Heritage and Molycorp materials are processed; the deferred revenue is reclassified as revenue. The cost of processing these materials is recorded as process milling expenditures and the Company's cash position will decrease by the cost of processing.

ENVIRONMENTAL RESPONSIBILITY

         The Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews it was determined that the Company's estimated reclamation obligation of $12,320,983 is currently sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

         The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities as collateral against these bonds. At December 31, 2002, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,785,762.

         The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.



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RESEARCH AND DEVELOPMENT

         The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

         During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Uranium Joint Venture. Also as a result of these market events, the Company decided to marshal its resources to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Uranium prices have increased to $10.10 per pound U3O8 as of February 14, 2003, and vanadium continues to trade in the range of $1.40 to $1.70 per pound V2O5.

         Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2003

         With the formation of the Urizon Joint Venture with Nuclear Fuel Services Inc., the Company will focus on the preparation and submittal of the license amendment application and the submittal of a proposal to the U.S. Department of Energy ("DOE") for funding of this project in the second quarter of fiscal year 2003. The Company will not know the status of either the license amendment or the proposal until the latter part of fiscal 2003.

         On the Moab Tailings Project, the Company will continue to monitor the preparation of and provide input into DOE's Environmental Impact Statement for the Project.

         The White Mesa Mill will continue to process the Ashland 1, Linde, Heritage and Molycorp alternate feed materials. Based on average throughput rates attained to date, the mill run should be completed during the third quarter of fiscal 2003. The timing of the mill run could be extended if additional alternate feed materials are received.


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         Due to depressed uranium and vanadium markets, the Company suspended all of its U.S. uranium and uranium/vanadium mining activities in 1999. The Company intends to keep those properties, as well as the Gurvan-Saihan Joint Venture, in a shutdown status indefinitely, pending any significant improvements in commodity prices. The Company also continues to seek potential purchasers for its uranium and uranium/vanadium mining properties and associated mining equipment.

         For the 2003 exploration season in Mongolia, the Company is planning ongoing regional exploration in Mongolia while also undertaking more concentrated exploration on the Companies existing licenses. Exploration work will consist of detailed mapping, geochemistry and geophysics, to elevate our best prospects to drill targets. To fund this program, the Company intends to form a new subsidiary that will hold the Mongolian precious and base metals exploration properties as well as the Company's 70% interest in the Gurvan-Saihan Joint Venture. Funds required for the 2003 program and future exploration activities in Mongolia are expected to be raised through private or public offerings of securities of the subsidiary.

RISKS AND UNCERTAINTIES

         Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, risks inherent in mineral exploration and development, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.